UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2019

Commission File Number 333-228127

ALPS ALPINE CO., LTD.

(Translation of registrant’s name into English)

1-7, Yukigaya-otsukamachi

Ota-ku, Tokyo, 145-8501

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALPS ALPINE CO., LTD.

By:	/s/ Junji Kobayashi
	Name:	Junji Kobayashi
	Title:	Senior Manager

Date:	September 27, 2019

September 27, 2019

To All

Company name:	ALPS ALPINE CO., LTD.
President	Toshihiro Kuriyama
Representative Director, President and CEO (Code no.: 6770, First Section, Tokyo Stock Exchange)
Inquiries to:	Junji Kobayashi Senior Manager, Corporate Planning Operations
TEL +81-3-5499-8026 (IR Direct)

Announcement Regarding Revisions to Financial Results Forecasts for the First Half of the Fiscal Year and the Fiscal Year Ending March 31, 2020

ALPS ALPINE CO., LTD. (the “Company”) hereby announces, as follows, revisions to its forecasted consolidated financial results for the first half of the fiscal year ending March 31, 2020 and its forecasted consolidated financial results for the fiscal year ending March 31, 2020 that were released on April 26, 2019, to account for recent trends in its business.

1. Revisions to forecasted financial results

(1) Revisions to consolidated financial results forecasts for the first half of the fiscal year ending March 31, 2020 (April 1, 2019 to September 30, 2019)

(Unit: “Millions of yen” except information of per share, %)

	(A) Forecast (April 26, 2019)	(B) Forecast (September 26, 2019)	(B)-(A)	(B)/(A)	Ref. FY2018 – 1H (Apr. 18-Sep. 2018)
Net Sales	438,000	428,500	(9,500)	(2.2%)	423,345
Operating Income	23,500	22,000	(1,500)	(6.4%)	30,178
Ordinary Income	22,000	15,500	(6,500)	(29.5%)	28,972
Profit attributable to owners of parent	15,000	6,000	(9,000)	(60.0%)	17,411
Net income per Share	73.36	29.12	---	---	88.88

(2)	Revisions to consolidated financial results forecasts for the fiscal year ending March 31, 2020 (April 1, 2019 to March 31, 2020)

(Unit: “Millions of yen” except information of per share, %)

	(A) Forecast (April 26, 2019)	(B) Forecast (September 26, 2019)	(B)-(A)	(B)/(A)	Ref. FY2018 (Apr. 18-Mar. 2018)
Net Sales	868,500	859,000	(9,500)	(1.1%)	851,332
Operating Income	50,000	48,500	(1,500)	(3.0%)	49,641
Ordinary Income	47,000	40,500	(6,500)	(13.8%)	43,605
Profit attributable to owners of parent	31,500	22,500	(9,000)	(28.6%)	22,114
Net income per Share	154.63	110.49	---	---	110.19

Forecasts for the first nine months of the fiscal year ending March 31, 2020 and after have been left unchanged as sales and exchange trends etc. are under review.

2. Reasons for revisions

Due to the deterioration of the global automotive market during the first half of the fiscal year, the Company expects weaker performance in the electronic components business, which produces products geared toward the automotive market. Further, as the appreciation of the yen exceeded the Company’s expectations, leading to the incursion of foreign exchange losses, the Company expects net sales and profits to be lower than previously forecasted. In the automotive infotainment business, although operating income is expected to be as previously forecasted, ordinary income and profit attributable to owners of parent are expected to be lower than previously forecasted due to foreign exchange losses etc.

For these reasons, the Company has revised its forecasted consolidated financial results for the first half of the fiscal year ending March 31, 2020, for net sales, operating income, ordinary income and profit attributable to owners of parent that the Company announced on April 26, 2019.

Only changes for the first half of the fiscal year ending March 31, 2020, are reflected in the consolidated financial results forecasts for the fiscal year ending March 31, 2020. Forecasts for the second half of the fiscal year ending March 31, 2020 and thereafter have been left unchanged as it is difficult to ascertain market trends in the third quarter and beyond.

The exchange rates to be used from the third quarter onward of US$1 = ¥110 and EUR1 = ¥125, which were announced on April 26, 2019, have not changed.

Note:

The above forecasts are based on information available as of the date this announcement was released. Actual results may differ from the forecasted figures due to various factors arising in the future.

This document includes “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. To the extent that statements in this document do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Company in light of the information currently available, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the actual results, performance, achievements or financial position of the Company to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements.

The Company undertakes no obligation to publicly update any forward-looking statements after the date of this document. Investors are advised to consult any further disclosures by the Company in its subsequent domestic filings in Japan and filings with the U.S. Securities and Exchange Commission.

The risks, uncertainties and other factors referred to above include, but are not limited to:

(1)	economic and business conditions in and outside Japan;
(2)	changes in demand for and material prices of automobiles, smart phones and consumer electrical equipment and machines, which are the main markets of the Company’s products, and changes in exchange rates;
(3)	changes in the competitive landscape, including the changes in the competition environment and the relationship with major customers;
(4)	further intensified competition in the electronic components business, automotive infotainment business and logistics business;
(5)	increased instability of the supply system of certain important components;
(6)	change in the product strategies or other similar matters, cancellation of a large-quantity order, or bankruptcy, of the major customers;
(7)	costs and expenses, as well as adverse impact to the group’s reputation, resulting from any product defects;
(8)	suspension of licenses provided by other companies of material intellectual property rights;
(9)	changes in interest rates on loans and other indebtedness of the Company, as well as changes in financial markets;
(10)	adverse impact to liquidity due to acceleration of indebtedness;
(11)	changes in the value of assets (including pension assets) such as securities and investment securities;
(12)	changes in laws and regulations (including environmental regulations) relating to the Company’s business activities;
(13)	increases in tariffs, imposition of import controls and other developments in the Company’s main overseas markets;
(14)	unfavorable political factors, terrorism, war and other social disorder;
(15)	interruptions in or restrictions on business activities due to natural disasters, accidents and other causes;
(16)	environmental pollution countermeasures costs;
(17)	violation of laws or regulations, or the filing of a lawsuit; and
(18)	inability or difficulty of realizing synergies or added value by the Business Integration by the integrated group.